Exhibit 12

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2001	2000	1999	1998	1997

Net Income Before Preferred
Stock Dividends	$ 75,259	$ 73,576	$ 78,217	$ 68,378	$ 85,098

Add - Income Taxes	47,692	41,954	44,115	38,188	48,269
Fixed Charges (see below)	36,737	34,462	34,040	33,786	33,289

Earnings	$ 159,688	$ 149,992	$ 156,372	$ 140,352	$ 166,656

Fixed Charges:
Interest on Long-Term Debt	$ 17,069	$ 28,471	$ 30,532	$ 31,132	$ 31,094
Other Interest	19,668	5,991	3,508	2,654	2,195

Total Fixed Charges	$ 36,737	$ 34,462	$ 34,040	$ 33,786	$ 33,289

Ratio of Earnings to Fixed Charges	4.35	4.35	4.59	4.15	5.01